EXHIBIT 21.1

List of Significant Subsidiaries of the Registrant

1. China VTV Ltd.- a Hong Kong company

2. VTV Global Culture Media (Beijing), Co., Ltd.- a Chinese company

3. Butterfly Effect Culture Media (Beijing) Co., Ltd.- a Chinese company (controlled through variable interest agreements)

4. Khorgas Butterfly Effect Culture Media Co., Ltd.- a Chinese company (controlled through variable interest agreements)